Recon Technology Reports Second Quarter 2014 Financial Results

Operations continue to improve, Revenue and Net profit increased

BEIJING, Feb.13, 2014 /PRNewswire/ -- Recon Technology, Ltd. (Nasdaq: RCON) ("Recon" or the "Company"), a Chinese non-state-owned oilfield services provider to oil and gas companies and their affiliates, today reported results for its second quarter of fiscal 2014 ended December 31, 2013.

Q2 FY2014 Highlights

	For the Three Months Ended
	December 31,
	2012	2013	% Change
Revenues	RMB 45,980,600	RMB 46,266,326	0.6%
Gross Profit	14,019,773	16,524,412	17.9%
Net income attributable to ordinary shareholders	5,288,361	5,814,671	10.0%
Non GAAP net income	7,479,058	9,295,123	24.3%
Basic Earnings per share	RMB 1.34	RMB 1.40	4.5%
Basic Weighted-average shares	3,951,811	4,162,115	5.3%
Diluted Earnings per share	RMB 1.34	RMB 1.38	2.8%
Diluted Weighted-average shares - diluted	3,951,811	4,224,560	6.9%
•	Total revenues for the second quarter of FY2014 were approximately RMB46.3 million ($7.6 million), an increase of 0.6% from the same period of FY2013, which were mainly contributed by sales of furnaces and automation products from our newly developed clients.

•	Gross profit for the second quarter of FY2014 increased 17.9% to above RMB16.5 million ($2.7 million). Gross margin improved from 30.5% to 35.7%.

•	Net income attributable to ordinary shareholders for the second quarter of FY2014 was RMB5.8 million ($1.0 million), or RMB1.38 ($0.23) per diluted share. Net income attributable to ordinary shareholders for the same period of FY2013 was RMB5.3 million, or RMB1.34 ($0.21) per diluted share.

•	Non GAAP net income[1] for the second quarter of FY2014 increased 24.3% to RMB9.3 million ($1.5 million). Non GAAP diluted EPS for the second quarter was RMB2.2 (or $0.36).

[1]	We define Non GAAP net income as net income (loss) adjusted for income tax expense, interest expense, loss from investment, non-cash stock compensation expense, depreciation and amortization. Detailed explanation of the Company's non-GAAP financial measures and related reconciliations to net income are included in the accompanying "Adjusted EBITDA" part and in our 10Q.We think it is useful to an equity investor in evaluating our operating performance because: (1) it is widely used by investors in our industry to measure a company's operating performance without regard to items such as interest expense, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which the assets were acquired; and (2) it helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating results.

Six Months Highlights

	For the Six Months Ended
	December 31,
	2012	2013	% Change
Revenues	RMB 55,034,792	RMB 57,779,036	5.0%
Gross Profit	16,465,198	21,815,512	32.5%
Net income attributable to ordinary shareholders	2,944,195	5,861,115	99.1%
Non GAAP net income	5,762,878	10,776,811	87%
Basic and Diluted Earnings per share	RMB 0.75	RMB 1.44	93.9%
Basic and Diluted Weighted-average shares	3,951,811	4,056,963	2.7%
•	Total revenues for the first half year of FY2014 were approximately RMB57.8 million ($9.5 million), an increase of 5.0% from the same period of FY2013, mainly caused by increase of sales of furnaces and automation products.

•	Gross profit for the first half year of FY2014 increased 32.5% to RMB21.8 million ($3.6 million). Gross margin increased from 29.9% to 37.8%.

•	Net income attributable to ordinary shareholders for the six months ended December 31, 2013 was RMB5.9 million ($1.0 million), or RMB1.44 ($0.24) per diluted share. Net income attributable to ordinary shareholders for the same period of FY2013 was RMB2.9 million, or RMB0.75 ($0.12) per diluted share.

•	Non GAAP net income for the first half year of FY2014 increased 87% to RMB10.8 million ($1.8 million). Non GAAP diluted EPS for the six months ended December 31, 2013 was RMB2.66 (or $0.43).

"We're very pleased to continue improving our net profit in the quarter, as it was up almost 100% for the first half of fiscal year 2014," said Mr. Yin, CEO of Recon Technology. "We have been expanding our client base actively since last year, and our newly developed clients, such as Jilin Petroleum Group, North China Bureau of CNPC and Southwest Oil and Gas Branch of Sinopec, contributed more than half to our furnaces and automation business increase. As we strengthen our design capacity and service offerings, we believe our leading position in the furnace and oilfield automation segment will be consolidated.

"Our onsite service business, mainly focused on the fracturing segment, is well underway. We have achieved new contracts. Also, our cooperation with Baker Hughes has expanded to additional down well services, such as milling. Through these collaborative experimental projects with well-known international companies, our working performance and solutions can continue to improve, which will position us for new business opportunities from our oilfield clients.

"As to the coming year, we are still positive and confident," Mr. Yin continued. "According to the 2014 Energy Task Guidance of China's National Energy Bureau, the government's goals include increasing oil and gas production, improving proven ratios and extraction rates, encouraging the development of unconventional oil and gas resources and accelerating construction of oil and gas infrastructures. These points are quite favorable for our industry and our business. Our business operates mainly in China's northeast, northwest and Bohai Bay districts, where China's major producing oil and gas fields are located. Recon's product lines mainly focus on helping our clients improve extraction rates and reduce production costs. Over the years, our products and services have been well-received by our clients, and we will continue to devote our efforts as professional technology and service integrators."

Q2 FY2014 Financial Results

Total revenues for the second quarter of FY2013 increased slightly to RMB46.3 million ($7.6 million). Revenues from automation business and furnaces were quite strong, increasing 50%. Overall, our newly developed clients, Jilin Petroleum Group, Qinghai Oilfield and Southwest Branch of Sinopec, contributed most of our increasing business.

Gross profit increased to approximately RMB16.5 million ($2.7 million) for the second quarter of FY2014, up 17.9% from the same period of FY2013. Gross margin increased to 35.7% for the second quarter of FY2014 from 30.5% for the same period in FY2013. The improvement in overall gross margin was mainly due to software and furnace sales contributing to a higher portion of total revenues.

Selling and distribution expenses increased by 37.7%, from approximately RMB1.6 million for the three months ended December 31, 2012 to approximately RMB2.3 million ($0.4 million) for the second quarter of FY2014. This increase was primarily due to increased shipping charge and service charges. General and administrative expenses increased by 48.5%, or RMB1.2 million ($0.2 million), from approximately RMB2.5 million in the three months ended December 31, 2012 to approximately RMB3.7 million ($0.6 million) in the same period of 2013, mainly due to increases in fees related to IR service and salaries. Research and development expenses were RMB2.7 million ($0.4 million) for the second quarter of FY2014, down 36.6% compared to the second quarter FY2013. Overall, operating expenses increased by 3.5% year over year to RMB8.6 million ($1.3 million) for the second quarter of FY2014.

Income from operations was RMB7.9 million ($1.3 million) for the second quarter of FY2014, up 38.9% compared to RMB5.7 million for the same period of FY2013. This increase in income from operations is mainly driven by increased revenue as well as a decrease in R&D expenses.

Investment loss was approximately RMB0.4 million ($0.06 million) for the second quarter of FY2014. As of the date, we held approximately 25.0% interest of Avalon. As it has not yet filed its current period report with the SEC, this amount assumes similar performance to the prior quarter.

Net income attributable to ordinary shareholders increased by 10.0% to RMB5.8 million ($0.9 million) for the second quarter of FY2014 from RMB5.3 million for the same period of FY2013. Diluted earnings per share was RMB1.38 ($0.23) for the second quarter of FY2014, compared to RMB1.34 ($0.22) for the same period of FY2013 due to the issuance of additional shares in the current period.

Adjusted EBITDA was RMB9.3 million ($1.5 million) for the second quarter of FY2014, up 24.3% compared to RMB7.5 million for the same period of FY2013.

Reconciliation of Adjusted EBITDA to Net Income

	For the Three Months Ended
	December 31,
	2012	2013	2013
	RMB	RMB	USD
Net income	RMB 5,887,567	6,579,742	$ 1,076,810
Provision for income taxes	423,308	1,251,862	204,874
Interest expense and foreign currency adjustment	473,057	472,081	77,259
Loss from investment	-	556	91
Stock compensation expense	452,348	360,466	58,992
Depreciation and amortization	242,778	480,555	78,645
Adjusted EBITDA	RMB 7,479,058	9,295,123	$ 1,521,198

As of December 31, 2013, cash and cash equivalents were RMB21.7 million ($3.6 million). Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid short-term debt investments with stated maturities of no more than six months.

Year-to-Date FY2014 Financial Results

Total revenues for the six months ended December 31, 2013 increased by 5.0%, or approximately RMB2.7 million ($0.4 million) to RMB57.8 million ($9.5 million) from RMB55.0 million for the same period of fiscal 2013, primarily driven by strong sales from furnaces and automation products sales.

Gross profit increased to approximately RMB21.8 million ($3.6 million) for the six months ended December 31, 2013, up 32.5% from the same period of fiscal 2013. Gross margin increased from 29.9% for the six months ended December 31, 2012 to 37.8% for the same period ended December 31, 2013. This was mainly because revenues for fracturing services, which have lower margin than our other services accounted for a larger part of our revenue during the six months ended December 31, 2012.

Selling and distribution expenses increased by 24.2%, from approximately RMB2.9 million for the six months ended December 31, 2012 to approximately RMB3.6 million ($0.6 million) for the same period of 2013. This increase was primarily from the increased shipping and service charges. General and administrative expenses increased by 44.0% from RMB4.5 million for the six months ended December 31, 2012 to RMB6.5 million ($1.1 million) for the same period of fiscal 2014. Research and development expenses decreased by 41.5%, from approximately RMB5.7 million for the six months ended December 31, 2012 to approximately RMB3.4 million ($0.5 million) for the same period of 2013. This decrease was primarily due to lower spending on R&D materials and equipment for our furnaces and fracturing servies. Overall, operating expense were RMB13.4 million ($2.2 million) for the six months ended December 31, 2013, steady compared to same period of last year.

Income from operations was RMB8.4 million ($1.4 million) for the six months ended December 31, 2013, compared to income of RMB3.3 million for the same period of 2012. This increase in income from operations can be attributed primarily to the increased revenue, gross margins and decreases in percentage of research and development expenses.

Net income attributable to ordinary shareholders increased to RMB5.9 million ($1.0 million) for the six months ended December 31, 2013, an improvement of approximately RMB2.9 million ($0.5 million) compared to the same period of fiscal 2013. Diluted earnings per share was RMB1.44($0.24) for the six months ended December 31, 2013, compared to diluted earnings per share of RMB0.75 ($0.12) for the same period ended December 31, 2012.

Adjusted EBITDA was RMB10.8 million ($1.8 million) for the six months ended December 31, 2013, compared to approximately RMB5.8 million income for the same period in 2012, an improvement of 87.0%.

Reconciliation of Adjusted EBITDA to Net Income (Loss)

	For the Six Months Ended December 31,
	2012		2013		2013
	RMB		RMB		USD
Net income (loss)	RMB	3,549,283	RMB	6,786,096	$1,110,581
Provision for income taxes		454,932		1,459,189	238,804
Interest expense and foreign currency adjustment		536,353		599,040	98,036
Change in fair value of warrants liability		-		556	91
Loss from investment		-		735,080	120,300
Stock compensation expense		907,153		895,509	146,555
Depreciation and amortization		315,157		301,341	49,316
Adjusted EBITDA	RMB	5,762,878	RMB	10,776,811	$1,763,683

For the six months ended December 31, 2013, net cash used in operating activities was approximately RMB6.8 million ($1.1 million) for the six months ended December 31, 2013. This was a decrease of approximately RMB12.0 million ($2.0 million) compared to net cash provided by operating activities of approximately RMB5.2 million for the six months ended December 31, 2012. Our net cash used in operating activities were primarily for purchase of inventories for projects in the upcoming quarters.

Net cash used in investing activities was RMB36,495 ($5,973) for the six months ended December 31, 2013, a decrease of RMB359,495 ($58,883) from RMB395,990 for the same period of 2012. The decrease was due to decrease in purchase of property and equipment.

Net cash provided by financing activities amounted to approximately RMB16.1 million ($2.6 million) for the six months ended December 31, 2013, compared to net cash used in financing activities of approximately RMB6.6 million for the six months ended December 31, 2012. During the six-month period ended December 31, 2013, we received net proceeds of RMB12.1 million ($2.0 million) from the common stock issuance of 546,500 shares to institutional investors in November 2013. In addition, we repaid approximately RMB5.3 million ($0.9 million) short term borrowings to related parties with fund generated from operation and received RMB9.36 million ($1.5 million) net loan proceeds from a commercial bank, which was guaranteed by one of our shareholders.

About Recon Technology, Ltd.

Recon Technology, Ltd. is a non-state-owned oil field service company in China. The company has been providing software, equipment and services designed to increase the efficiency and automation in oil and gas exploration, extraction, production and refinery for Chinese oil and gas fields for more than 10 years. More information may be found at http://www.recon.cn or e-mail: info@recon.cn.

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Contact:

At the Company:
Recon Technology, Ltd.
Tel: +86-10-8494-5799
Email: info@recon.cn
Web: http://www.recon.cn

RECON TECHNOLOGY, LTD
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

					As of June 30,			As of December 31,		As of December 31,
					2013			2013		2013
ASSETS					RMB			RMB		U.S. Dollars
Current assets
Cash and cash equivalents					RMB	12,350,392		RMB	21,733,565		$3,556,815
Notes receivable						2,578,855			-		-
Trade accounts receivable, net						38,648,780			66,732,266		10,921,096
Trade accounts receivable- related parties, net						18,744,364			17,798,136		2,912,761
Inventories, net						13,271,070			22,070,728		3,611,994
Other receivables, net						19,131,503			14,191,630		2,322,537
Other receivables- related parties						742,528			595,304		97,425
Purchase advances, net						18,412,507			17,680,032		2,893,433
Purchase advances- related parties						394,034			394,034		64,486
Tax recoverable						575,650			-		-
Prepaid expenses						2,853,956			1,630,388		266,821
Deferred tax asset						1,006,721			1,038,932		170,027
Total current assets						128,710,360			163,865,015		26,817,395

Property and equipment, net						1,709,846			1,445,001		236,482
Long-term investment						1,549,450			816,310		133,594
Long-term other receivable						3,502,680			6,627,046		1,084,552
Total Assets					RMB	135,472,336		RMB	172,753,372		$28,272,023

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans					RMB	10,000,000		RMB	19,360,000		$3,168,369
Trade accounts payable						7,384,165			23,101,652		3,780,710
Trade accounts payable- related parties						3,994,718			-		-
Other payables						1,964,691			1,408,449		230,500
Other payable- related parties						4,239,675			3,516,222		575,449
Deferred revenue						3,381,382			3,926,136		642,533
Advances from customers						470,700			554,162		90,692
Accrued payroll and employees' welfare						1,992,783			353,382		57,833
Accrued expenses						488,730			758,000		124,052
Taxes payable						6,754,428			10,047,404		1,644,312
Short-term borrowings- related parties						5,503,279			200,000		32,731
Short-term borrowings- other						570,375			460,000		75,281
Warrants liability						-			5,044,722		825,596
Total current liabilities						46,744,926			68,730,129		11,248,058

Commitments and Contingency

Equity
Common stock, ($ 0.0185 U.S. dollar par value, 25,000,000 shares authorized; 3,951,811 and 4,528,311shares issued and outstanding as of June 30, 2013 and December 31, 2013, respectively)						529,979			595,335		97,428
Additional paid-in capital						69,516,447			77,883,568		12,746,067
Appropriated retained earnings						3,023,231			4,655,550		761,906
Unappropriated retained earnings						8,749,963			12,978,762		2,124,045
Accumulated other comprehensive loss						(293,201)			(231,698)		(37,918)
Total controlling shareholders' equity						81,526,419			95,881,517		15,691,528
Non-controlling interest						7,200,991			8,141,726		1,332,437
Total equity						88,727,410			104,023,243		17,023,965
Total Liabilities and Equity					RMB	135,472,336		RMB	172,753,372		$28,272,023
RECON TECHNOLOGY, LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the six months ended						For the three months ended
	December 31,						December 31,
	2012		2013		2013		2012		2013		2013
	RMB		RMB		USD		RMB		RMB		USD

Revenues
Hardware and software	RMB	31,797,756	RMB	55,339,141		$9,056,550	RMB	23,275,615	RMB	44,242,049	$7,240,451
Service		20,504,959		397,589		65,068		20,504,959		397,589	65,068
Hardware and software - related parties		2,732,077		2,042,306		334,234		2,200,026		1,626,688	266,216
Total revenues		55,034,792		57,779,036		9,455,852		45,980,600		46,266,326	7,571,735

Cost of revenues
Hardware and software	RMB	20,506,088	RMB	35,599,656		$5,826,076	RMB	14,739,526	RMB	29,480,982	$4,824,722
Service		15,722,614		34,946		5,719		15,701,994		34,946	5,719
Hardware and software - related parties		2,340,892		328,922		53,830		1,519,307		225,986	36,984
Total cost of revenues		38,569,594		35,963,524		5,885,625		31,960,827		29,741,914	4,867,425
Gross profit		16,465,198		21,815,512		3,570,227		14,019,773		16,524,412	2,704,310

Selling and distribution expenses		2,902,994		3,604,440		589,886		1,634,196		2,250,518	368,309
General and administrative expenses		4,485,758		6,457,563		1,056,815		2,502,647		3,715,640	608,085
Research and development expenses		5,732,189		3,353,997		548,900		4,198,860		2,661,397	435,552
Operating expenses		13,120,941		13,416,000		2,195,601		8,335,703		8,627,555	1,411,946

Income from operations		3,344,257		8,399,512		1,374,626		5,684,070		7,896,857	1,292,364

Other income (expenses)
Subsidy income		800,000		1,018,313		166,652		800,000		684,601	112,039
Interest income		305,588		204,970		33,544		304,278		101,769	16,655
Interest expense		(876,414)		(479,648)		(78,497)		(546,658)		(258,389)	(42,287)
Loss from investment		-		(735,080)		(120,300)		-		(360,466)	(58,992)
Change in fair value of warrants liability		-		556		91		-		556	91
Gain (loss) from foreign currency exchange		340,061		(119,392)		(19,539)		73,601		(213,692)	(34,972)
Other income (expense)		90,723		(43,946)		(7,192)		(4,416)		(19,632)	(3,213)

Income before income tax		4,004,215		8,245,285		1,349,385		6,310,875		7,831,604	1,281,685
Provision for income tax		454,932		1,459,189		238,804		423,308		1,251,862	204,874
Net Income		3,549,283		6,786,096		1,110,581		5,887,567		6,579,742	1,076,811

Less: Net income attributable to non-controlling interest		605,088		924,981		151,378		599,206		765,071	125,208
Net Income attributable to Recon Technology, Ltd	RMB	2,944,195	RMB	5,861,115		$959,203	RMB	5,288,361	RMB	5,814,671	$951,603

Comprehensive income
Net income		3,549,283		6,786,096		1,110,581		5,887,567		6,579,742	1,076,811
Foreign currency translation adjustment		(16,172)		77,277		12,647		(210)		82,881	13,564
Comprehensive income		3,533,111		6,863,373		1,123,228		5,887,357		6,662,623	1,090,375
Less: Comprehensive income attributable to non-controlling interest		603,291		932,709		152,643		595,635		773,360	126,565
Comprehensive income attributable to Recon Technology, Ltd	RMB	2,929,820	RMB	5,930,664		$970,585	RMB	5,291,722	RMB	5,889,263	$963,810

Earnings per common share - basic	RMB	0.75	RMB	1.44		$0.24	RMB	1.34	RMB	1.40	$0.23
Earnings per common share - diluted	RMB	0.75	RMB	1.44		$0.24	RMB	1.34	RMB	1.38	$0.23
Weighted - average shares -basic		3,951,811		4,056,963		4,056,963		3,951,811		4,162,115	4,162,115
Weighted - average shares -diluted		3,951,811		4,056,963		4,056,963		3,951,811		4,224,560	4,224,560

RECON TECHNOLOGY, LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended December 31,
	2012		2013		2013
	RMB		RMB		U.S. Dollars

Cash flows from operating activities:
Net income	RMB	3,549,283	RMB	6,786,096	$1,110,581
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation		315,157		301,341	49,316
Gain from disposal of equipment		(68,339)		-	-
Provision/(recovery of) for doubtful accounts		(251,451)		378,584	61,957
Share based compensation		907,153		895,509	146,555
Loss from investment		-		735,080	120,300
Deferred tax provision/(benefit)		6,024		(32,211)	(5,272)
Change in fair value of warrants liability		-		(556)	(91)
Restricted shares issued to consulting firm		-		407,972	66,767
Changes in operating assets and liabilities:
Trade accounts receivable		(20,620,729)		(27,881,579)	(4,562,971)
Trade accounts receivable-related parties		4,145,640		610,501	99,912
Notes receivable		-		2,578,855	422,044
Other receivable, net		(793,654)		1,830,372	299,549
Other receivables related parties, net		(517,022)		147,224	24,094
Purchase advance, net		(1,435,147)		472,846	77,384
Purchase advance-related party, net		699,500		-	-
Tax recoverable		2,790,722		575,650	94,208
Prepaid expense		424,771		1,223,568	200,244
Inventories		11,056,578		(8,799,658)	(1,440,112)
Trade accounts payable		(2,698,700)		15,717,487	2,572,252
Trade accounts payable-related parties		3,421,001		(3,994,718)	(653,757)
Other payables		(958,746)		(556,242)	(91,032)
Other payables-related parties		4,898,274		(723,453)	(118,397)
Deferred income		(258,569)		544,754	89,152
Advances from customers		475,295		83,462	13,659
Accrued payroll and employees' welfare		272,755		(1,639,401)	(268,297)
Accrued expenses		(203,646)		269,270	44,067
Taxes payable		54,589		3,292,976	538,913
Net cash provided by (used in) operating activities		5,210,739		(6,776,271)	(1,108,975)

Cash flows from investing activities:
Purchase of property and equipment		(490,144)		(36,495)	(5,973)
Proceeds from disposal of equipment		94,154		-	-
Net cash used in investing activities		(395,990)		(36,495)	(5,973)

Cash flows from financing activities:
Proceeds from short-term bank loans		5,000,000		15,400,000	2,520,293
Repayments of short-term bank loans		(12,000,000)		(6,040,000)	(988,479)
Proceeds from borrowings-related parties		1,610,000		-	-
Repayment of short-term borrowings		(949,183)		(110,375)	(18,063)
Repayment of short-term borrowings-related parties		(242,434)		(5,303,279)	(867,910)
Proceeds from sale of common stock, net of issuance costs		-		12,132,882	1,985,612
Capital contribution in VIE		20,000		-	-
Net cash provided by (used in) financing activities		(6,561,617)		16,079,228	2,631,453

Effect of exchange rate fluctuation on cash and cash equivalents		282,730		116,711	19,102

Net increase (decrease) in cash and cash equivalents		(1,464,138)		9,383,173	1,535,607
Cash and cash equivalents at beginning of period		3,533,283		12,350,392	2,021,208
Cash and cash equivalents at end of period	RMB	2,069,145	RMB	21,733,565	$3,556,815

Supplemental cash flow information
Cash paid during the period for interest	RMB	943,986	RMB	689,828	$112,894
Cash paid during the period for taxes	RMB	-	RMB	-	$-